UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                                    FORM 11-K

                                   (Mark One)
|X| ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
    EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the period ended December 31, 2002 and the fiscal year ended December 30,
2002

                                       Or

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
    EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from ______________________ to ______________________

                        COMMISSION FILE NUMBER 000-49604


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


                        MANTECH INTERNATIONAL CORPORATION
                          EMPLOYEE STOCK OWNERSHIP PLAN


B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

                        MANTECH INTERNATIONAL CORPORATION
                            12015 Lee Jackson Highway
                             Fairfax, VA 22033-3300

                                      INDEX
                                      -----



Independent Auditors' Report

Financial Statements for the period ended December 31, 2002
  and the years ended December 30, 2002 and 2001:
     Statements of Net Assets Available for Plan Benefits
     Statements of Changes in Net Assets Available for Plan Benefits

Notes to Financial Statements

Supplemental Schedules:
     Schedule of Assets Held for Investment Purposes as of December 31, 2002
       and December 30, 2002
     Schedule of Reportable Transactions for the period ended December 31, 2002 and the year ended December 30, 2002

Signatures

Exhibit Index

                          INDEPENDENT AUDITORS' REPORT

To the Administrative Committee
   ManTech International Corporation Employee Stock Ownership Plan Fairfax, Virginia

We have audited the accompanying statements of net assets available for plan benefits of the ManTech International Corporation Employee Stock Ownership Plan (the "Plan") as of December 31, 2002 and December 30, 2002 and 2001, and the related statements of changes in net assets available for plan benefits for the period ended December 31, 2002 and the years ended December 30, 2002 and 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2002 and December 30, 2002 and 2001, and the changes in net assets available for plan benefits for the period ended December 31, 2002 and the years ended December 30, 2002 and 2001, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the financial statements, the 2001 financial statements include securities valued at $4,045,997 (74% of net assets) whose value at December 30, 2001 has been estimated by the Board of Trustees in the absence of readily ascertainable market values. We have examined the procedures used by the Board of Trustees in arriving at its estimate of the value of such securities and have inspected underlying documentation, and in the circumstances, we believe that such procedures are reasonable and the documentation appropriate. However, because of the inherent uncertainty of valuation, those estimated values may differ significantly from the values that would have been used had a ready market for the securities existed, and the differences could be material.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets Held for Investment Purposes and of Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2002 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic 2002 financial statements taken as a whole.

As discussed in Note 4 to the financial statements, effective for plan years after December 30, 2002, the plan year end was changed from December 30 to December 31.




McLean, Virginia
June 20, 2003

                        MANTECH INTERNATIONAL CORPORATION
                          EMPLOYEE STOCK OWNERSHIP PLAN
               STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                DECEMBER 31, 2002 AND DECEMBER 30, 2002 and 2001


                                       December 31,   December 30,  December 30,
                                          2002           2002           2001
                                       ------------   ------------  ------------
ASSETS:

Investment in the Company's Class A Common Stock, at fair value:

    Value of Common Stock
      on deposit with CIGNA              $7,858,554     $7,714,322    $4,045,997

Cash                                             --             --        22,252

Contributions receivable:
  Cash                                           --             --       413,057
  Employer's contribution of the
  Company's Class A Common Stock            401,252        393,888       989,576
                                         ----------     ----------    ----------
Net assets available for plan benefits   $8,259,806     $8,108,210    $5,470,882
                                         ----------     ----------    ----------
                                         ----------     ----------    ----------

   The accompanying notes are an integral part of these financial statements.

                        MANTECH INTERNATIONAL CORPORATION
                          EMPLOYEE STOCK OWNERSHIP PLAN
         STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                       PERIOD ENDED DECEMBER 31, 2002 AND
                     YEARS ENDED DECEMBER 30, 2002 and 2001



                                    Period ended    Year ended   Year ended
                                     December 31,  December 30,  December 30,
                                        2002           2002          2001
                                    -------------  ------------  ------------
Additions to net assets:

   Employer contributions              $       --    $1,351,434    $1,424,885

   Net appreciation
    in fair value of investments          151,596     1,914,314     1,075,770
                                       ----------    ----------    ----------

       Total additions                    151,596     3,265,748     2,500,655

Deductions from net assets:
   Distributions                               --       628,420       225,192
                                       ----------    ----------    ----------
Net increase                              151,596     2,637,328     2,275,463

Net assets available for plan benefits:
   Beginning of period                  8,108,210     5,470,882     3,195,419
                                       ----------    ----------    ----------
   End of period                       $8,259,806    $8,108,210    $5,470,882
                                       ----------    ----------    ----------
                                       ----------    ----------    ----------

   The accompanying notes are an integral part of these financial statements.

                        MANTECH INTERNATIONAL CORPORATION
                          EMPLOYEE STOCK OWNERSHIP PLAN
                          NOTES TO FINANCIAL STATEMENTS

NOTE 1 - DESCRIPTION OF PLAN

The following description of the ManTech International Corporation Employee Stock Ownership Plan (commonly referred to herein as the "ESOP" or the "Plan") provides only general information. Participants should refer to the Plan agreement for more detailed information.

General

The ESOP is a qualified retirement plan, established effective January 1, 1999, and subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. All employees of ManTech International Corporation ("the Company"), and its subsidiaries, who are on the Company's U.S. payroll are eligible to participate in the Plan, including regular full-time employees, and part-time employees scheduled to work 20 or more hours per week. Employees who are not eligible to participate in the Plan include: (i) leased employees; (ii) employees who are employed under the terms of contracts between the Company and the United States government, unless the contracts are designated by the Company as participating in the Plan; and (iii) employees who are employed by a subsidiary or related company that has not adopted the Plan.

Contributions and Eligibility

The ESOP is non-leveraged and will be funded entirely through Company contributions based on a percentage of eligible employee compensation, as defined in the Plan. Contributions can consist of the Company's Class A Common Stock or cash. Prior to the Company's initial public offering, the common shares were valued at their estimated fair value determined by an annual independent appraisal. Eligible employees share in any Company contribution made for a plan year if they meet the following minimum requirements:

        a) The employee is credited with at least 1,000 hours of service during the plan year; and
        b) The employee is employed by the Company on the last day of the plan year.

Plan Administration

The Plan is administered by the Company, which plans, administers, and negotiates rights and benefits for participants in the Plan. Mellon Financial Corporation is the Plan's Trustee. The custodian of the Plan, CIGNA Retirement and Investment Services (CIGNA), is responsible for administration.

Through the Plan year ended December 30, 2001, the Plan's Trustee was George J. Pedersen, the Company's majority owner, Chairman of the Board, CEO and President. Mr. Pedersen neither participates in the Plan nor will he derive any stock ownership from Plan operation.

All administrative expenses, including the cost of independent stock valuations, are paid directly by the Company.

Distributions

No distributions from the Plan will be made until a participant retires, becomes disabled, dies (in which case, payment shall be made to his or her beneficiary or, if none, his or her legal representatives), or otherwise terminates employment with the Company. For the period ended December 31, 2002 and the year ended December 30, 2002, participants could elect to receive distributions in cash or shares of Company stock. For the years ended through December 30, 2001, all distributions were paid in cash no later than the end of the Plan year following the Plan year in which the termination event took place.

Vesting

Participants vest in their ESOP account on a graduated scale based on years of continuous service. A participant is fully vested after five years of credited service.

Forfeitures

Plan participants who are not 100% vested at the time of employment termination will forfeit a pro-rata share of their ESOP account balance. Forfeitures will be used to offset future Company contributions. Forfeitures are fully recognized beginning at the end of the plan year in which the participant either receives a distribution of the vested portion of his or her account, or incurs a one-year break in service as an employee of the Company; whichever occurs first.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are presented on the accrual basis of accounting. In January 2002, prior to the Company's initial public offering, the Company reincorporated from New Jersey to Delaware, recapitalized and effected a 16.3062-for-one stock split. As of December 30, 2001, the common shares of the Company were valued at their estimated fair value determined by an annual independent appraisal. After the Company's initial public offering in February 2002, the common shares are valued at fair market value. Unrealized appreciation or depreciation in the fair value of investments held at period-end is recorded in the statement of changes in net assets available for Plan benefits for the respective period. The per share fair market value at December 31, 2002 and December 30, 2002 was $19.07 and $18.72, respectively. The independent market value appraisal was $13.42 per share ($218.88 per share pre-split) at December 30, 2001.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Tax Status

The Internal Revenue Service (IRS) has determined and informed the Company by a letter dated January 8, 2003, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has subsequently been amended since receiving this determination letter and the Company anticipates obtaining a determination letter from the IRS that the Plan, as amended, continues to comply with all applicable requirements of the IRC. The Company believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Accordingly, no provision for income taxes has been recorded in the Plan's financial statements.

Plan Termination

The Company expects to continue to sponsor the Plan indefinitely and to continue to make contributions. However, the Company has the right to terminate the Plan at any time upon written notice to CIGNA. In the event of plan termination, participants are 100% vested in their accounts.

NOTE 3 - SHARE ALLOCATION

In April 2002, 81,128 shares (4,275 shares pre-split) of the Company's common stock, representing $1,424,885 in total contributions, less cash contributed to accommodate ESOP distributions, were allocated to all eligible participants. These shares were valued at their estimated fair value determined by an independent appraisal as of December 30, 2001. The independent market value appraisal was $13.42 per share ($218.88 per share pre-split) at December 30, 2001.

A total of $435,309 in distributions pertaining to fully and partially vested account balances as of December 30, 2001 was completed in 2002.

NOTE 4 - SUBSEQUENT EVENTS

Plan Year Change

The Plan was amended, effective for plan years after December 30, 2002. The plan year will start on January 1st and end on December 31st. As a result, the Statement of Net Assets and the Statement of Changes in Net Assets include the one day period, December 31, 2002.

Form 5500 Filing

Due to the plan year change, to comply with the IRS requirement for filing Form 5500, the Company will be filing two separate forms. One form will be for the plan year ending December 30, 2002, and the other will be for the one day, December 31, 2002. The financial statements contain information corresponding to both periods.

NOTE 5 - RECONCILIATION TO IRS FORM 5500

Pursuant to ERISA provisions, the following is a reconciliation of net assets available for plan benefits at December 31, 2002, December 30, 2002 and December 30, 2001, as reported in the Statement of Net Assets Available for Plan Benefits, to net assets as reported on Form 5500 to be filed with the IRS:

                                       December 31,   December 30,  December 30,
                                           2002          2002            2001
                                       ------------   ------------  ------------
  Amount per Statement of Net Assets
    Available for Plan Benefits          $8,259,806     $8,108,210   $5,470,882

  Items reflected in IRS Form 5500 not
    reflected in the Statement of Net
    Assets Available for Plan Benefits:

      Distributions Payable                (392,542)      (392,542)    (435,309)
                                         -----------     ----------  -----------
  Amount per IRS Form 5500               $7,867,264     $7,715,668   $5,035,573
                                         ----------      ----------  -----------
                                         ----------      ----------  -----------

Pursuant to ERISA provisions, the following is a reconciliation of total withdrawals in the periods ended December 31, 2002, December 30, 2002 and December 30, 2001, as reported in the Statement of Changes in Net Assets Available for Plan Benefits, to withdrawals as reported on Form 5500 to be filed with the IRS:

                                    Period ended    Year ended     Year ended
                                    December 31,    December 30,  December 30,
                                        2002           2002           2001
                                    ------------   -------------  ------------

 Withdrawals per Statement of
   Changes in Net Assets
   Available for Plan Benefits          $     --        $628,420      $225,192
 Add:  Distributions Payable to
   withdrawing participants
   at period end                         392,542         392,542       435,309

 Less: Distributions Payable to
   withdrawing participants
   at beginning of period                     --        (435,309)     (225,778)
                                        --------        --------      --------
 Amount per IRS Form 5500               $392,542        $585,653      $434,723
                                        --------        --------      --------
                                        --------        --------      --------

                        MANTECH INTERNATIONAL CORPORATION
                          EMPLOYEE STOCK OWNERSHIP PLAN
                 SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                     DECEMBER 31, 2002 AND DECEMBER 30, 2002


Identity of Issuer,
Borrower, Lessor or
  Similar Party        Description of Investment  Shares   Fair Value    Date
-------------------    -------------------------  ------   ---------- ----------

ManTech International   Class A Common Stock     412,089   $7,858,554 12/31/2002
  Corporation  (1)

ManTech International   Class A Common Stock     412,089   $7,714,322 12/30/2002
  Corporation  (1)




(1) Noted as party-in-interest.



                        MANTECH INTERNATIONAL CORPORATION
                          EMPLOYEE STOCK OWNERSHIP PLAN
                       SCHEDULE OF REPORTABLE TRANSACTIONS
   FOR THE PERIOD ENDED DECEMBER 31, 2002 AND THE YEAR ENDED DECEMBER 30, 2002




Transaction Type                             Description            Shares          Cost        Value of Assets      Fair Gain/Loss
----------------                             -----------            ------        ---------     ---------------      --------------

I.  Single transaction in excess of 5%:

         None


II. Series of transactions with respect to securities of the same issue in excess of 5%:

      Contributions                       ManTech International
                                            Corporation (1)
                                            Class A Common Stock    72,192       $1,351,434          $1,351,434                  --

      Distributions                       ManTech International
                                            Corporation (1)
                                            Class A Common Stock    33,569       $  628,420          $  628,420                  --

III. Any transactions with respect to securities with a person if any prior or subsequent transactions with such person exceeded 5%:

         None

(1) Noted as party-in-interest.


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                          MANTECH INTERNATIONAL CORPORATION
                          EMPLOYEE STOCK OWNERSHIP PLAN



                      By:/s/ George J. Pedersen
                         ---------------------------
                         ManTech International Corporation, Plan Administrator George J. Pedersen
                         Chairman of the Board, Chief Executive Officer
                         and President

                                  EXHIBIT INDEX

Exhibit
Number          Description of Exhibits



99.1 Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.2 Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

                                  EXHIBIT 99.1

                CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,
                             AS ADOPTED PURSUANT TO
                  SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 11-K of the ManTech International Corporation Employee Stock Ownership Plan (the "Plan") for the period ended December 31, 2002 and the fiscal year ended December 30, 2002 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, George
J. Pedersen, Chief Executive Officer of the Company, certify pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, to the best of my knowledge, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Plan.

This certificate is being made for the exclusive purpose of compliance by the Chief Executive Officer of the Company with the requirements of Section 906 of the Sarbanes-Oxley Act of 2002, and may not be distributed or used by any person or for any reason other than as specifically required by law.

Date: July 14, 2003


By:          /s/  George J. Pedersen
             -------------------------
Name:        George J. Pedersen
Title:       Chairman of the Board of Directors,
             Chief Executive Officer and President

                                  EXHIBIT 99.2

                CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,
                             AS ADOPTED PURSUANT TO
                  SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 11-K of the ManTech International Corporation Employee Stock Ownership Plan (the "Plan") for the period ended December 31, 2002 and the fiscal year ended December 30, 2002 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Ronald
R. Spoehel, Chief Financial Officer of the Company, certify pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, to the best of my knowledge, that:

(1) The Report fully complies with the requirements of Section 13 (a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Plan.

This certificate is being made for the exclusive purpose of compliance by the Chief Financial Officer of the Company with the requirements of Section 906 of the Sarbanes-Oxley Act of 2002, and may not be distributed or used by any person or for any reason other than as specifically required by law.

Date: July 14, 2003


By:        /s/  Ronald R. Spoehel
          ------------------------

Name:     Ronald R. Spoehel
Title:    Executive Vice President and
          Chief Financial Officer